09045055

082-03430

SUPPL

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

2009 JAN -5 A 8:54

TIOMIN RESOURCES ADOPTS SHAREHOLDER RIGHTS PLAN

TORONTO – December 10, 2008: Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') announced today that its Board of Directors has approved the adoption of a Shareholder Rights Plan (the 'Rights Plan') effective December 10, 2008. The Rights Plan is effective immediately but will be submitted to shareholders of the Company for ratification at the Company's 2009 annual meeting.

If the shareholders ratify the Rights Plan at the annual meeting, it will continue in effect until the earlier of the termination time, as defined in the Rights Plan, or the date of the annual meeting of shareholders of Tiomin in 2012. If shareholders do not approve the Rights Plan at the annual meeting, it will terminate at the end of such meeting.

The Rights Plan is designed to encourage fair treatment of shareholders in connection with any take-over bid for Tiomin and to provide the Board of Directors of Tiomin with more time to consider any unsolicited take-over bid for Tiomin and pursue, if appropriate, other value enhancing alternatives to allow Tiomin's shareholders to receive full and fair value for Tiomin's common shares. It is not intended to deter take-over proposals. Tiomin is not aware of any pending or threatened take-over initiatives directed at the Company. A copy of the Rights Plan will be available on the Company's website at www.tiomin.com and on SEDAR at www.sedar.com.

About Tiomin Resources Inc.
Tiomin is maximizing shareholder value by the acquisition, exploration and development of industrial mineral, gold and base metal projects. Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies, owns approximately 20% of Tiomin.

Tiomin has three main assets: approximately $20.6 million of cash (at September 30, 2008), a 49% interest in the Pukaqaqa copper and gold project in Peru and currently 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently only reflects the value of its cash position and it receives no value for its other assets in Peru or Kenya.

In addition, Tiomin owns a 17.9% interest in Kivu Gold Corporation, a company focused on mineral exploration in sub-Saharan Africa, and the Company has earned a 70% interest in a joint venture company, Xinjiang Pacific Resources ('XPR'), which has portfolio of exploration properties that are in the Altay Shan mineral belt in Xinjiang Province in northwestern China. The Company has a right to earn up to 90% of XPR.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those

respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

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